SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

DRYCLEAN USA, Inc.
(Name of issuer)
Common Stock, par value $0.025
(Title of Class of Securities)
262432-10-7
(CUSIP Number)
Lloyd Frank, Esq. Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212) 704-6000
(Name, address and telephone number of person authorized to receive notices and communications)
March 9, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 262432-10-7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	William K. Steiner

2.	Check the Appropriate Box if Member of a Group
	(a) [X]
	(b) [ ]

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	4,520,954(1)
By Each Reporting	9. Sole Dispositive Power	2,019,097
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,520,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

13.	Percent of Class Represented by Amount in Row (11)	64.3%

14.	Type of Reporting Person (See Instructions)	IN

(1)    Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which shares each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to a Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Sheila S. Steiner

2.	Check the Appropriate Box if Member of a Group
	(a) [X]
	(b) [ ]

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	4,520,954(2)
By Each Reporting	9. Sole Dispositive Power	2,019,097
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,520,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

13.	Percent of Class Represented by Amount in Row (11)	64.3%

14.	Type of Reporting Person (See Instructions)	IN

(2)    Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which shares each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to a Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	William K. Steiner Revocable Trust

2.	Check the Appropriate Box if Member of a Group
	(a) [X]
	(b) [ ]

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	4,520,954(3)
By Each Reporting	9. Sole Dispositive Power	2,019,097
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,520,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

13.	Percent of Class Represented by Amount in Row (11)	64.3%

14.	Type of Reporting Person (See Instructions)	OO

(3)    Includes (a) 2,019,097 shares owned by William K. Steiner and Sheila S. Steiner as co-trustees of the William K. Steiner Revocable Trust, as to which shares each trustee has independent authority to vote, transfer and sell such shares and (b) 2,501,857 shares owned by others that are subject to a Stockholders Agreement to which the Reporting Persons are subject concerning, among other things, voting for the election of directors, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares with shared voting power.

CUSIP No. 262432-10-7

        This Amendment No. 5 ("Amendment No. 5") amends in their entirety (except that Item 5(a) only contains information regarding transactions since the filing of Amendment No. 4) Items 1, 5 and 7 contained in the Schedule 13D filed on November 9, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005, by William K. Steiner (the "Reporting Person") with respect to the Reporting Persons' beneficial ownership of Common Stock, $.025 par value (the "Common Stock"), of DRYCLEAN USA, Inc. (the "Issuer" or the "Company"). The Original Statement, as amended by Amendment Nos. 1, 2, 3 and 4 and this Amendment No. 5, is referred to collectively as the "Statement."

Among other things, this Amendment No. 5 adds Sheila S. Steiner, spouse of William K. Steiner, and the William K. Steiner Revocable Trust as Reporting Persons.

Item 1	Identity and Background

(a)	This Statement is filed by William K. Steiner, Sheila S. Steiner and the William K. Steiner Revocable Trust (the "Reporting Persons").

(b)	The business address of William K. Steiner is c/o Steiner Atlantic Corp., 290 N.E. 68th Street, Miami, Florida 33138. The residence address of Sheila S. Steiner is 2600 Island Boulevard, Aventura, Florida 33160. The address of the William K. Steiner Revocable Trust is 290 N.E. 68th Street, Miami, Florida 33138.

(c)	William K. Steiner is Chairman of the Board of Directors of the Issuer, 290 N.E. 68 Street, Miami, Florida 33138, a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers. Sheila S. Steiner is retired. The William K. Steiner Revocable Trust is a trust formed by William K. Steiner, as settlor under an Agreement dated December 22, 2006 under which William K. Steiner and Sheila S. Steiner are co-trustees with independent authority to vote, transfer and sell the Shares of the Issuer's common stock held by such trust.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f)	All Reporting Persons are citizens of the United States.

CUSIP No. 262432-10-7

Item 5	Interest in Securities of the Issuer

(a) and (b) As of August 9, 2007 the Reporting Persons were the beneficial owners of the following shares of the Issuer's Common Stock:

	William K. Steiner		Sheila S. Steiner		William K. Steiner Revocable Trust

Amount Beneficially Owned	4,520,954	(1)	4,520,954	(1)	4,520,954	(1)
Percent of Class	64.3%		64.3%		64.3%
Sole Voting Power	0		0		0
Shared Voting Power	4,520,954	(1)	4,520,954	(1)	4,520,954	(1)
Sole Dispositive Power	2,019,097	(2)	2,019,097	(2)	2,019,097	(2)
Shared Dispositive Power	0		0		0

(1) Includes the following shares that are subject to the Stockholders Agreement: (a) the 2,019,097 shares referred to in Note 2, below, (b) 2,019,097 (28.7%) of the Issuer's outstanding shares of Common Stock owned by Michael S. Steiner, the son of William K. Steiner and Sheila S. Steiner, who does not reside in the household of William K. Steiner and Sheila S. Steiner, and (c) 482,760 (6.9%) of the Issuer's outstanding shares of Common Stock owned by Cindy B. Greenstein who has agreed to vote in the election of directors for designees of the Reporting Persons and Michael S. Steiner. As a result of the Stockholders Agreement, the Reporting Persons and Michael S. Steiner are deemed to be a "group," within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and, therefore, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Stockholders Agreement, which represent 64.3% of the Issuer's 7,034,307 shares of Common Stock outstanding as of August 7, 2007.

(2) Represents 2,019,097 (28.7%) of the Issuer's outstanding shares of Common Stock owned by the William K. Steiner Revocable Trust as to which William K. Steiner and Sheila Steiner serve as co-trustees, each with independent authority to vote, transfer and sell such shares,

CUSIP No. 262432-10-7

(c) On March 9, 2007, William K. Steiner contributed 2,019,097 to the William K. Steiner Revocable Trust as to which William K. Steiner and Sheila Steiner serve as co-trustees, each with independent authority to vote, transfer and sell such shares.

        The only other transactions by the Reporting Persons in the Issuer's Common Stock since the filing of Amendment No. 4 were the following dispositions by William K. Steiner:

Date of Transaction	Number of Shares Disposed of	Price	Nature of Transaction

03/09/07	10,500	$0	Charitable Gift

11/20/06	300	$2.2501	Open Market Sale

11/20/06	1,500	$2.25	Open Market Sale

11/21/06	5,000	$2.15	Open Market Sale

11/27/06	5,000	$2.11	Open Market Sale

11/27/06	5,300	$2.281	Open Market Sale

11/28/06	5,000	$2.28	Open Market Sale

11/29/06	3,150	$2.55	Open Market Sale

11/29/06	5,750	$2.54	Open Market Sale

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) Not applicable.

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

CUSIP No. 262432-10-7

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 5(a)	Joint Filing Agreement, dated August 7, 2007, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed herewith.

CUSIP No. 262432-10-7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 9, 2007

/s/William K. Steiner
William K. Steiner

/s/Sheila S. Steiner
Sheila S. Steiner

William K. Steiner Revocable Trust

By:/s/William K. Steiner
       William K. Steiner, Co-Trustee

                and

By:/s/Sheila S. Steiner
Sheila S. Steiner, Co-Trustee

CUSIP No. 262432-10-7

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 5(a)	Joint Filing Agreement, dated August 7, 2007, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed herewith.